Exhibit 21.1

SUBSIDIARIES OF TWITTER, INC.

Name of Subsidiary	Jurisdiction of Organization

T.I. Sparrow Ireland I	Ireland
T.I. Sparrow Ireland II	Ireland
Twitter Netherlands B.V.	Netherlands
Twitter Australia Holdings Pty Limited	Australia
Twitter Brasil Rede de Informacao Ltda.	Brazil
Twitter Canada ULC	Canada
Twitter Communications India Private Limited	India
Twitter France S.A.S.	France
Twitter Germany GmbH	Germany
Twitter International Company	Ireland
Twitter Japan K.K.	Japan
Twitter Korea Ltd.	South Korea
Twitter Singapore Pte. Ltd.	Singapore
Twitter Spain, S.L.	Spain
Twitter UK Ltd	United Kingdom